PRESS RELEASE	APRIL 23, 2024

Largo Reports Q1 2025 Production and Sales Results; Provides Update on Operational Turnaround Plans
All dollar amounts expressed are in thousands of U.S. dollars unless otherwise indicated.

Q1 2025 Highlights

  V2O5 production of 1,297 tonnes (2.8 million lbs[1]) in Q1 2025 vs. 1,729 tonnes produced in Q1 2024

  Total waste moved (dry basis) was 3.5 million tonnes in Q1 2025, a 32% increase over Q1 2024 and total mined material (dry basis) was 3.9 million tonnes in Q1 2025, a 21% increase over Q1 2024 as the Company prioritizes the optimization of pit access, including critical stripping activities and mine pushbacks as part of its previously announced operational turnaround plans

  V2O5 equivalent sales of 2,046 tonnes (inclusive of 154 tonnes of purchased material) in Q1 2025 vs. 2,765 equivalent tonnes sold (inclusive of 156 tonnes of purchased material) in Q1 2024

  Ilmenite concentrate production of 6,162 tonnes in Q1 2025 vs. 9,563 tonnes Q1 2024 with sales totaling 8,647 tonnes vs. 513 tonnes in Q1 2024

  The Company has revised its 2025 V2O5 equivalent production and sales guidance ranges to 8,500 - 10,500 tonnes from 9,500 - 11,500 tonnes and 6,500 - 8,500 tonnes from 7,500 - 9,500 tonnes, respectively; Cash operating cost excluding royalties[2] guidance maintained; Ilmenite production and sales guidance maintained

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) today announces quarterly production of 1,297 tonnes of vanadium pentoxide ("V2O5") equivalent and sales of 2,046 tonnes V2O5 equivalent in Q1 2025.

Daniel Tellechea, Interim CEO of Largo stated: " Production in the first quarter was lower than anticipated, primarily due to impacts from mining lower-grade ore zones, reduced equipment availability, and operational adjustments related to the kiln refractory replacement completed in Q4 2024. We anticipate continued short-term impacts to production as we prioritize essential mine pushbacks and stripping activities aimed at accessing higher-grade ore later this year as part of the Company's previously announced operational turnaround plans. As a result of these impacts, the timing of sales deliveries, which depend on prior-quarter production output-will be affected in Q2 2025 and in the second half of 2025. Accordingly, we have updated our annual production and sales guidance to reflect these short-term operational impacts. Encouragingly, we are seeing improved progress recently, with total mined material and total waste moved increasing 21% and 32% year-over-year, respectively. Successfully executing this turnaround remains our top priority, and we are committed as a team to delivering improved performance going forward."

Maracás Menchen Mine Operational and Sales Results

	Q1 2025	Q1 2024

Total Mined - Dry Basis (tonnes)	3,933,242	3,243,492
Total Waste Moved - Dry Basis (tonnes)	3,486,628	2,639,261
Total Ore Mined (tonnes)	446,614	604,231
Ore Grade Mined - Effective Grade (%)[3]	0.41	0.53

Concentrate Produced (tonnes)	53,245	74,986
Grade of Concentrate (%)	2.86	2.90
Global Recovery (%)[4]	77.8	70.5

V2O5 produced (Flake + Powder) (tonnes)	1,297	1,729
V2O5 produced (equivalent pounds) [1]	2,852,778	3,811,788
Total V2O5 equivalent sold (tonnes)	2,046	2,765
Produced V2O5 equivalent sold (tonnes)	1,892	2,609
Purchased V2O5 equivalent sold (tonnes)	154	156

Ilmenite concentrate produced (tonnes)	6,162	9,563
Ilmenite concentrate sold (tonnes)	8,647	513

Q1 2025 Production and Sales Overview

  V2O5 production totaled 1,297 tonnes in Q1 2025, with monthly production of 392 tonnes in January, 503 tonnes in February, and 402 tonnes in March. Production was impacted by the mining of lower-grade ore zones, reduced equipment availability, and operational adjustments following the kiln refractory replacement completed in Q4 2024. Despite these impacts, global recoveries4 averaged 77.8% in Q1 2025, representing a notable improvement over 70.5% in Q1 2024 and remaining consistent with the 77.9% achieved in Q4 2024.

  As part of its operational turnaround plans, the Company ramped up total mined material by 21% year-over-year to 3.93 million tonnes (dry basis), while mined ore totaled 446,614 tonnes at an effective V2O5 grade3 of 0.41%, compared to 604,231 tonnes at 0.53% in Q1 2024. Total wasted moved increased by 32% in Q1 2025 to 3.5 million tonnes, as compared to 2.6 million tonnes in Q1 2024.

  V2O5 equivalent sales totaled 2,046 tonnes in Q1 2025, including 154 tonnes of purchased material. While this represents a 26% decrease from the 2,765 tonnes sold in Q1 2024, it exceeded the upper end of the Company's quarterly guidance.

Revised 2025 V2O5 Equivalent Production and Sales Guidance

In Q1 2025, the Company continued executing its previously announced operational turnaround plans (see press release dated March 28, 2025). Over the coming months, the Company will prioritize critical mine stripping activities and pushbacks at the Maracás Menchen Mine, essential steps for accessing higher-grade ore zones required for steady production in the second half of the year. As a result of these measures, short-term production will be temporarily impacted, subsequently affecting the timing of sales commitments and deliveries in Q2 2025 as well as in the second half of 2025. The Company has updated its annual guidance for V2O5 equivalent production and sales to reflect these anticipated impacts, as detailed in the table below. The Company has maintained its annual cost guidance range for 2025 but does expect unit costs above annual guidance in Q2 2025. Annual production and sales guidance for ilmenite has been maintained for 2025.

	Previous 2025		Revised 2025
	Low	High	Low	High
Production (tonnes)	9,500	11,500	8,500	10,500
Sales (tonnes)[i]	7,500	9,500	6,500	8,500

i. The annual 2025 sales guidance does not include purchased material, or any sold material related to the Company's previously announced vanadium inventory supply agreement.

Cash Operating Costs Excluding Royalties Guidance - Maintained

	2025
	Low	High
Adjusted cash operating costs excluding royalties ($ / lb V2O5 sold)[2]	4.50	5.50

Ilmenite Concentrate Production and Sales Guidance - Maintained

	2025
	Low	High
Production (tonnes)	25,000	35,000
Sales (tonnes)	20,000	30,000

Liquidity and Financial Position

The Company continues to be actively engaged in negotiations for new working capital facilities and the refinancing of its long-term debt facilities to support its current and future financial position. These efforts are ongoing with the goal of improving liquidity and capital resources amid current vanadium market conditions and near-term operational and sales challenges. In parallel, the Company continues to assess additional measures to manage its costs and optimize cash flows as it works to stabilize operations as outlined in its operational turnaround plans. For further information, see disclosure under the heading "Liquidity and Capital Resources" in the Company's Management's Discussion and Analysis for the Year Ended December 31, 2024. The Company will provide further updates as appropriate.

About Largo

Largo is a globally recognized supplier of high-quality vanadium and ilmenite products, sourced from its world-class Maracás Menchen Mine in Brazil. As one of the world's largest primary vanadium producers, Largo produces critical materials that empower global industries, including steel, aerospace, defense, chemical, and energy storage sectors. The Company is committed to operational excellence and sustainability, leveraging its vertical integration to ensure reliable supply and quality for its customers.

Largo is also strategically invested in the long-duration energy storage sector through its 50% ownership of Storion Energy, a joint venture with Stryten Energy focused on scalable domestic electrolyte production for utility-scale vanadium flow battery long-duration energy storage solutions in the U.S.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

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For further information, please contact:

Investor Relations
Alex Guthrie
Director, Investor Relations
+1.416.861.9778
aguthrie@largoinc.com

Cautionary Statement Regarding Forward-looking Information:

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities legislation. Forward‐looking information in this press release includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; the future price of commodities; costs of future activities and operations, including, without limitation, the effect of inflation and exchange rates; the effect of unforeseen equipment maintenance or repairs on production; the ability to produce high purity V2O5 and V2O3 according to customer specifications; the extent of capital and operating expenditures; the ability of the Company to make improvements on its current short-term mine plan; and the impact of global delays and related price increases on the Company's global supply chain and future sales of vanadium products.

The following are some of the assumptions upon which forward-looking information is based: that general business and economic conditions will not change in a material adverse manner; demand for, and stable or improving price of V2O5 and other vanadium products, ilmenite and titanium dioxide pigment; receipt of regulatory and governmental approvals, permits and renewals in a timely manner; that the Company will not experience any material accident, labour dispute or failure of plant or equipment or other material disruption in the Company's operations at the Maracás Menchen Mine or relating to Largo Clean Energy, specially in respect of the installation and commissioning of the EGPE project; the availability of financing for operations and development; the availability of funding for future capital expenditures; the ability to replace current funding on terms satisfactory to the Company; the ability to mitigate the impact of heavy rainfall; the reliability of production, including, without limitation, access to massive ore, the Company's ability to procure equipment, services and operating supplies in sufficient quantities and on a timely basis; that the estimates of the resources and reserves at the Maracás Menchen Mine are within reasonable bounds of accuracy (including with respect to size, grade and recovery and the operational and price assumptions on which such estimates are based); the accuracy of the Company's mine plan at the Maracás Menchen Mine; that the Company's current plans for ilmenite can be achieved; the Company's ability to protect and develop its technology; the Company's ability to maintain its IP; the competitiveness of the Company's product in an evolving market; the Company's ability to attract and retain skilled personnel and directors; the ability of management to execute strategic goals; that the Company will enter into agreements for the sales of vanadium, ilmenite and TiO2 products on favourable terms and for the sale of substantially all of its annual production capacity; and receipt of regulatory and governmental approvals, permits and renewals in a timely manner.

Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved", although not all forward-looking statements include those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential or other characterizations of future events or circumstances contain forward-looking information. Forward-looking statements are not historical facts nor assurances of future performance but instead represent management's expectations, estimates and projections regarding future events or circumstances. Forward-looking statements are based on our opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated, subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedarplus.ca and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&A which also apply.

Trademarks are owned by Largo Inc.

Future Oriented Financial Information:

Any financial outlook or future oriented financial information contained in this press release, as such term is defined by applicable securities laws, has been approved by management of Largo as of the date hereof and is provided for the purpose of providing information about management's current expectations and plans relating to the Company's 2024 guidance. Readers are cautioned that any such future oriented financial information contained herein should not be used for purposes other than those for which it is disclosed herein. The Company and its management believe that the prospective financial information as to the Company's anticipated 2024 guidance has been prepared on a reasonable basis, reflecting management's best estimates and judgments. However, because this information is highly subjective, it should not be relied on as necessarily indicative of future results.

Non-GAAP[5] Measures

The Company uses certain non-GAAP financial performance measures in this press release, which are described in the following section.

Adjusted Cash Operating Costs Excluding Royalties

The Company's press release refers to adjusted cash operating costs excluding royalties per pound, which are non-GAAP ratios based on cash operating costs, cash operating costs excluding royalties, which are non-GAAP financial measures, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the Maracás Menchen Mine is performing compared to its plan and prior periods, and to also to assess its overall effectiveness and efficiency.

Cash operating costs includes mine site operating costs such as mining costs, plant and maintenance costs, sustainability costs, mine and plant administration costs, royalties and sales, general and administrative costs (all for the Mine properties segment), but excludes depreciation and amortization, share-based payments, foreign exchange gains or losses, commissions, reclamation, capital expenditures and exploration and evaluation costs. Operating costs not attributable to the Mine properties segment are also excluded, including conversion costs, product acquisition costs, distribution costs and inventory write-downs.

Cash operating costs excluding royalties is calculated as cash operating costs less royalties.

Adjusted cash operating costs excluding royalties is calculated as cash operating costs excluding royalties less write-downs of produced products.

Cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound are obtained by dividing cash operating costs, cash operating costs excluding royalties and adjusted cash operating costs excluding royalties, respectively, by the pounds of vanadium equivalent sold that were produced by the Maracás Menchen Mine.

Cash operating costs, cash operating costs excluding royalties, adjusted cash operating costs excluding royalties, cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound, along with revenues, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine. These measures differ from measures determined in accordance with IFRS, and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

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[1] Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

[2] Adjusted cash operating costs per pound excluding royalties is a non-GAAP ratio with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this press release.

[3] Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate.

[4] Global recovery is the product of crushing recovery, milling recovery, kiln recovery, leaching recovery and chemical plant recovery.

[5] GAAP - Generally Accepted Accounting Principles